CONFIRMING STATEMENT


This Statement confirms that the undersigned, Balakrishnan S. Iyer, has authorized and designated Robert Lelieur, John Cobb or
Laura Bright of Power Integrations, Inc. (the "Company"), or Bruce E. Schaeffer, David A. Hubb, Catia Hagopian or Andrew Thornborrow of Gray Cary Ware & Freidenrich LLP to execute and file on the undersigned's behalf all Forms 3, 4 and 5
(including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of the Company.
The undersigned acknowledges that
Bruce E. Schaeffer, David A. Hubb, Catia Hagopian or Andrew Thornborrow are not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.



Dated February 13,2004


\S\ Balakrishnan S. Iyer